Addendum No. 1 to the Preliminary Pricing Supplements specified below	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03 April 20, 2020
Citigroup Global Markets Holdings Inc.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a prospectus supplement and prospectus each dated May 14, 2018 with the Securities and Exchange Commission. The purpose of this Addendum is to supplement the disclosure in each preliminary pricing supplement to the prospectus supplement and prospectus that is dated on or prior to the date of this Addendum with respect to an offering of securities that has a pricing date or trade date on or after the date of this Addendum (each, a “relevant pricing supplement”).

Each relevant pricing supplement is deemed to include the following additional disclosure:

Recent Developments

On April 15, 2020, in connection with the release of Citigroup Inc.’s first quarter results, Citigroup Inc. provided an update on the impact of the COVID-19 pandemic and resulting health crisis on Citigroup Inc. The COVID-19 pandemic has had, and continues to have, negative impacts on Citigroup Inc.’s businesses, revenues, credit costs and overall results of operations and financial condition; Citigroup Inc.’s consumer and corporate clients; and the global economy as a whole. While the severity and length of the COVID-19 pandemic’s impact on Citigroup Inc. and the U.S. and global economies are unknown, the future impacts and trends may include, but are not limited to, the following:

•	Revenues may be negatively impacted by lower levels of activity, particularly in Citigroup Inc.’s Banking business and Consumer franchise, slower global growth, macro uncertainty, the lower interest rate environment, and, particularly in the credit card businesses, pressure on loan balances and a significant decline in purchase sales and account acquisitions;

•	Credit losses are expected to be higher during the remainder of the year, consumer net credit loss rates for 2020 are expected to be higher than originally expected, driven in part by higher unemployment as well as increased pressure in North America during the remainder of 2020, and credit reserves are expected to increase if Citigroup Inc.’s outlook deteriorates further;

•	Expense management will be impacted by the uncertainty of the impact of the pandemic, the continued efforts to protect Citigroup Inc.’s employees and operational issues resulting from remote working requirements in place globally; and

•	Higher corporate loan volume, reflecting drawdowns and new facilities for clients.

The rapidly evolving and volatile nature of the severity, scale and duration of the COVID-19 pandemic makes its effect on Citigroup Inc.’s businesses, revenues, credit costs and overall results of operations and financial condition uncertain and unpredictable. In addition, the ultimate impact of the COVID-19 pandemic on Citigroup Inc. will depend on many factors, including actions taken by governmental authorities and other third parties in response to the pandemic, that are not within Citigroup Inc.’s control.

The above information constitutes forward-looking statements, and we caution you that these statements are subject to risks and uncertainties, including those referred to under the “Forward-Looking Statements” and “Risk Factors” sections of Citigroup Inc.’s 2019 Annual Report on Form 10-K. To the extent the COVID-19 pandemic does adversely affect Citigroup Inc.’s businesses, revenues, credit costs and overall results of operations and financial condition, it may also have the effect of heightening many of the factors listed under “Forward-Looking Statements” in Citigroup Inc.’s 2019 Annual Report on Form 10-K and described under “Risk Factors” in Citigroup Inc.’s 2019 Annual Report on Form 10-K and any subsequent Quarterly Report on Form 10-Q.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this Addendum or any relevant pricing supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup